EXHIBIT 99.1

News for Immediate Release

Electrovaya Announces Nasdaq Inaugural Trading Date

Electrovaya, a leading Lithium Ion Battery company, will begin trading on Nasdaq July 6th 2023

Toronto, Ontario, July 3, 2023 - Electrovaya, Inc.  (“Electrovaya” or the “Company”) (TSX: ELVA; OTCQB: EFLVD) a leading lithium-ion battery technology and manufacturing company, is pleased to announce today that the Nasdaq Stock Market LLC has approved the listing of Electrovaya's common shares on the Nasdaq Capital Market ("Nasdaq"). The Company will commence trading on Nasdaq under the symbol “ELVA” at the opening of trading on Thursday, July 6, 2023 and will continue to trade on the Toronto Stock Exchange under the symbol "TSX:ELVA".

"We are very excited with the listing of our shares on Nasdaq, as this represents another significant milestone for Electrovaya and one of the cornerstones for our current strategic plan. The up-listing to Nasdaq reflects our growing sales momentum and overall financial performance.”  said Dr. Raj DasGupta, CEO of Electrovaya.

“Electrovaya produces batteries with industry leading safety and cycle life and includes some of the world’s largest corporations as customers. I believe that by listing on Nasdaq, we will enable improved awareness and shareholder value while also continuing to carry forward the vision of the Company, our founders and trailblazers Dr. James Jacobs, Gitanjali DasGupta and Dr. Sankar DasGupta, for Climate Change Mitigation." continued Dr. Raj DasGupta.

Shareholders are not required to take any action. Electrovaya recommends that investors who bought shares on the OTC Markets monitor their brokerage accounts to ensure their holdings are updated to correctly reflect the new ticker symbol.

Electrovaya to ring the closing bell at the Nasdaq Stock Market on Thursday, July 6, 2023 from 3:45 p.m. to 4:00 p.m. ET, in celebration of its listing. Dr. Raj DasGupta, CEO, will ring the Closing Bell alongside members of the Electravaya family. The bell ringing event can be viewed on Nasdaq.com live stream at: https://livestream.com/accounts/27896496/events/10885184

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:ELVA) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity.  The Company is also developing next generation solid state battery technology at its Labs division.  Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, the Company’s NASDAQ listing application, the ability to meet and maintain  NASDAQ initial listing requirements, positive impacts of listing on a US exchange including but not limited to increased visibility and liquidity, the future direction of the Company’s business and products, and the Company’s markets, objectives, goals, strategies, intentions, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective”, “seed” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the implementation of the consolidation and subsequent listing on NASDAQ, and the effects thereof, are based on, among other things, discussions with NASDAQ listing staff and the Company’s advisors and stakeholders. Important factors that could cause actual results to differ materially from expectations include but are not limited to trading patterns as a result of the consolidation, macroeconomic effects on the Company and its business and on the Company's customers, economic conditions generally and their effect on consumer demand, labor shortages, inflation, supply chain constraints, the potential effect of COVID restrictions in Canada, United States and internationally on the Company’s ability to produce and deliver products, and on its customers’ and end users' demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company’s supply chain and Company's capability to deliver products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2022 under “Risk Factors”, and in the Company's most recent annual Management's Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

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